Alliance All-Market Advantage Fund, Inc.		Exhibit 77C
811-08702



The Annual Meeting of Stockholders (the "Meeting") of Alliance All-Market Advantage Fund, Inc. (the "Fund") was held on March 20, 2002 and adjourned until April 11, 2002 and again until April 25, 2002. Two proposals were presented to the stockholders. Proposal one was approved at the March 20, 2002 session of the Meeting, and proposal two was approved at the April 25, 2002 session of the Meeting. A description of each proposal and the number of shares voted at the March 20, 2002 and April 25, 2002 sessions of the Meeting are as follows:

1. To Elect               Shares Voted For   Withheld Authority
Class Three
Directors
(term expires 2005)



John H. Dobkin           3,321,018            166,429

William H. Folk, Jr.     3,320,759            166,688

James M. Hester          3,319,118            168,329



2. To approve an amendment to      Voted For    Against    Abstained
the Fund's charter to authorize
the Board of Directors to amend
the charter from time to time
to increase or decrease the
number of authorized shares of
stock of the Fund.                2,159,476    204,677      124,710












































mflegal/closdend/nsar05-02



mflegal/closdend/nsar11-01